UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

BPW Acquisition Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

055637102

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 055637102	13G

1	NAME OF REPORTING PERSONS Perella Weinberg Partners Acquisition LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH (also see Item 4).	5 SOLE VOTING POWER 2,960,830
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 2,960,830
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (also see Item 4). 2,960,830
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 (also see Item 4(b)). 7.2%
12	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 055637102	13G

1	NAME OF REPORTING PERSONS PWP Acquisition GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH (also see Item 4).	5 SOLE VOTING POWER 2,960,830
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 2,960,830
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (also see Item 4). 2,960,830
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 (also see Item 4(b)). 7.2%
12	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 055637102	13G

1	NAME OF REPORTING PERSONS Perella Weinberg Partners Group LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH (also see Item 4).	5 SOLE VOTING POWER 2,960,830
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 2,960,830
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (also see Item 4). 2,960,830
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 (also see Item 4(b)). 7.2%
12	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 055637102	13G

1	NAME OF REPORTING PERSONS Joseph R. Perella
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH (also see Item 4).	5 SOLE VOTING POWER 2,960,830
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 2,960,830
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (also see Item 4). 2,960,830
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 (also see Item 4(b)). 7.2%
12	TYPE OF REPORTING PERSON (see instructions) IN

SCHEDULE 13G

Item 1.	(a)	Name of Issuer.

BPW Acquisition Corp. (the “Issuer”).

	(b)	Address of Issuer’s Principal Executive Offices.

750 Washington Boulevard Stamford, CT 06901

Item 2.	(a)	Name of Person Filing.

This Schedule 13G is being filed by each of the following persons (each a “Reporting Person” and together, the “Reporting Persons”):

(i) Perella Weinberg Partners Acquisition LP;

(ii) PWP Acquisition GP LLC;

(iii) Perella Weinberg Partners Group LP; and

(iv) Joseph R. Perella.

	(b)	Address of Principal Business Office, or, if none, Residence.

The principal business office of Perella Weinberg Partners Acquisition LP, PWP Acquisition GP LLC, Perella Weinberg Partners Group LP and Joseph R. Perella is 767 Fifth Avenue, New York, NY 10153.

	(c)	Citizenship.

Perella Weinberg Partners Acquisition LP is a Delaware limited partnership. PWP Acquisition GP LLC is a Delaware limited liability company. Perella Weinberg Partners Group LP is a Delaware limited partnership. Joseph R. Perella is a citizen of the United States of America.

	(d)	Title of Class of Securities.

Common Stock, par value $0.0001 per share.

	(e)	CUSIP Number.

055637102

Item 3.		If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

The Reporting Persons beneficially own 2,960,830 shares of Common Stock held by Perella Weinberg Partners Acquisition LP. These shares of Common Stock were purchased in a private placement that occurred prior to the Issuer’s initial public offering that occurred on March 3, 2008. PWP Acquisition GP LLC is the general partner of Perella Weinberg Partners Acquisition LP and is an entity controlled by Perella Weinberg Partners Group LP. Joseph R. Perella is the Chairman of Perella Weinberg Partners Group LP which has voting and dispositive power over the shares of Common Stock that Perella Weinberg Partners Acquisition LP owns. Mr. Perella disclaims beneficial ownership of any shares of Common Stock in which he does not have a pecuniary interest.

Item 4(b)	Percent of Class:

7.2% of the Issuer’s outstanding shares of Common Stock. This percentage is determined by dividing the 2,960,830 shares of Common Stock held by Perella Weinberg Partners Acquisition LP by 41,176,471, the number of shares of Common Stock issued and outstanding as of September 30, 2008, as reported in the Issuer’s Form 10Q filed with the Commission on November 14, 2008.

Item 4(c)	Number of shares as to which each such person has voting and dispositive power:

Each of the Reporting Persons has the sole power to vote and dispose of the 2,960,830 shares of Common Stock held by Perella Weinberg Partners Acquisition LP.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

Exhibits.	Exhibit 1

Joint Filing Agreement by and among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2009

PERELLA WEINBERG PARTNERS ACQUISITION LP, by PWP
Acquisition GP LLC, its General Partner

By:	/s/ Joseph R. Perella
Name:	Joseph R. Perella
Title:	Authorized Signatory

PWP ACQUISITION GP LLC

By:	/s/ Joseph R. Perella
Name:	Joseph R. Perella
Title:	Authorized Signatory

PERELLA WEINBERG PARTNERS GROUP LP

By:	/s/ Joseph R. Perella
Name:	Joseph R. Perella
Title:	Authorized Signatory

JOSEPH R. PERELLA

By:	/s/ Joseph R. Perella
Name:	Joseph R. Perella